UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 6, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Mr. Kim Liou, General Counsel of CDC Corporation (the "Company"), resigned from his position with the Company for personal reasons.

Exhibit  Description

1.01     Press release dated December 6, 2007
         CDC Games Launches Open Beta Test for Its First New MMORPG Game in
         Japan

1.02     Press release dated December 7, 2007
         CDC Games Provides Update on Key Performance Metrics for November

1.03     Press release dated December 10, 2007
         CDC Software’s Saratoga CRM Receives “Mobilizer Award” for Successful
         Financial Services Deployment

1.04     Press release dated December 11, 2007
         CDC Corporation to Hold Third quarter Earnings Call on December 14,
         2007 at 8:30 AM Eastern

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: December 11, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated December 6, 2007 -- CDC Games Launches Open Beta Test for Its First New MMORPG Game in Japan
1.02	Press release dated December 7, 2007 -- CDC Games Provides Update on Key Performance Metrics for November
1.03	Press release dated December 10, 2007 -- CDC Software’s Saratoga CRM Receives “Mobilizer Award” for Successful Financial Services Deployment
1.04	Press release dated December 11, 2007 -- CDC Corporation to Hold Third quarter Earnings Call on December 14, 2007 at 8:30 AM Eastern